UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 10SB12G/A

                      AMENDMENT NO. 1 TO FORM 10SB12G

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              Shiprock, Inc.
          ----------------------------------------------------
             (Name of Small Business Issuer in its charter)

             Nevada                                86-0982792
  -------------------------------   ---------------------------------------
  (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)

    1370 N. Monterey Dr., Apache Junction, AZ             85220
    -----------------------------------------         --------------
    (Address of principal executive offices)           (zip code)

             Issuers telephone number:   (480) 288-4220
                                         ----------------

Securities to be registered under section 12(b) of the Act:

     Title of Each Class               Name on each exchange on which
     to be registered                  each class is to be registered

     --------------------------        -------------------------------

     --------------------------        -------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 1,580,000 issued and outstanding as of June 30, 2001. Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of June 30, 2001.







THIS AMENDED FORM 10SB12G CONTAINS ADDED AUDITED FINANCIALS FOR THE PERIODS NOVEMBER 2, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999, JANUARY 1, 2000 THROUGH DECEMBER 31, 2000 AND NOVEMBER 2, 1999 THROUGH DECEMBER 31, 2000.


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FORWARD LOOKING STATEMENTS

Shiprock, Inc., a developmental stage company (afterwards referred to ("Shiprock") or the ("Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: a limited operating history, its dependence on certain key personnel, the eventual need for additional capital, potential competition, the possible inability to find suitable employees, possible regulatory hurdles created by changes in the water supply, the effect of possible droughts, difficulties encountered creating a national presence in the irrigation industry, the inability to pay dividends, possible liabilities for service provided, and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.























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             INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 13
Item 3.  Description of Property.................................. 14
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 15
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 16
Item 6.  Executive Compensation................................... 17
Item 7.  Certain Relationships and Related Transactions........... 18

Part II  ......................................................... 19

Item 1.  Legal Proceedings........................................ 19
Item 2.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 19
Item 3.  Recent Sales of Unregistered Securities.................. 20
Item 4.  Description of Securities................................ 22
Item 5.  Indemnification of Directors and Officers................ 23

Part F/S ......................................................... 26

Item 1.  Financial Statements..................................... 26
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure...................... 26

Part III ......................................................... 28

Item 1.  Index to Exhibits........................................ 28
Item 2.  Description of Exhibits.................................. 28

















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                                Part I

Item 1.  Description of Business

(i)    Business Development, Organization and Acquisition Activities

Shiprock, Inc., a developmental stage company, hereinafter referred to as "the Company", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on November 2, 1999. The original articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock at par value of $0.001. On November 2, 2000, the Company issued one million (1,000,000) shares of its $0.001 par value Common Stock for cash of $1,000, held by two (2) shareholders of record.

On August 25, 2000, the Company initiated a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, which resulted in the sale of an additional 580,000 shares of its $0.001 par value common stock to approximately 64 shareholders. As of June 30, 2001, therefore, the number of common shares issued and outstanding is one million, five-hundred and eighty thousand (1,580,000).

Shiprock, Inc. is developmental stage company, which plans to provide installation of landscaping for new homes in the metropolitan area of Phoenix, Arizona, with a primary emphasis on irrigation systems. This includes renovation, sprinkler installation and repair on later model homes.

The Company anticipates that the proceeds from the sale of the Common
Shares offered in the 504 Offering referred to above were sufficient to provide the capital requirements to implement the Company's initial plans over the next twelve months. Management believes the Company's continued expansion is dependent upon the achievement of profitable operations in the future, of which there are no guarantees. The Company could be required to secure additional financing to fully implement its entire business plan. There is no guarantee that such financing will be available to the Company, or if available, will be on terms and conditions satisfactory to management.

(ii)  Principal Products and Principal Markets

Shiprock, Inc. was incorporated to set up a landscaping business, initially in the greater metropolitan area of Phoenix, Arizona. Its primary focus will be the installation of irrigation systems for new homes, as well as the repair of previously installed sprinkler systems. Shiprock is an outgrowth of a landscaping business that has been doing business by the Company's current management as The Flying Circus, a licensed Limited Liability
Company operated in the Phoenix, Arizona area for the past ten years

According to the US Census Bureau, there were 47,994 privately owned housing units authorized in the greater Phoenix area in 2000. There are only 321

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

landscaping companies listed. Given the fact that the arid climate in the Southwest makes the installation of irrigation for landscaping very important to maintain health plants and landscaping.

Shiprock, Inc. has set out to develop its expertise in the area of irrigation, this would include both the installation of new systems and to repair systems that are fifteen to twenty years old. Management has observed that many customers are unwilling to replace a broken irrigation systems, but look for service to repair them. One of the factors that led management to realize that a separate business specializing in irrigation systems could be viable was the fact that a substantial number of other contractors would regularly call them, via their Flying Circus landscaping operations to sub-contract out the irrigation jobs.

Prospective customers and marketing targets for Shiprock include both new homebuyers and longer term homeowners. Plans to advertise in the Yellow Pages and newspapers in the Phoenix area are being supplemented by the use of value-pack advertising and flyer runs on new home developments in targeted neighborhoods. Furthermore, and most importantly, through their sub-contracting experience with Flying Circus, the management of Shiprock, Inc. are known by many homeowners and residents through whom they have developed a network of contacts and customers by word-of-mouth endorsements.

Word-of-mouth is of no advantage unless those customers who deliver it, have positive things to say, and in this regard. Their can be no assurances that word-of-mouth recommendations would by sufficient to keep Shiprock as a Going Concern. The auditors of the Company have issued a going concern opinion in Note 6 of the Notes to Financial Statements, The Company may not be able to generate enough revenues or have significant cash or other material assets, to cover its operating costs and to allow it to continue as a going concern. It would therefore be the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506.

Shiprock, Inc. is one of the few landscaping services, in the Phoenix metro area that offers 24-hour emergency service. This emergency service would include a faulty sprinkler system springs with a leak at 10:00 p.m. They offer homeowners has an emergency solution to a sprinkler problem. Moreover, the Company hopes to develop a reputation of quick turnaround time from a customer's initial call to the beginning of work on a repair or new installation. Management believes that typical of service from most of the area contractors is a 72-hour lag from first contact to the return of an estimate, and then another week until the work is completed.
It is Shiprock's commitment is to call the customer back within an hour with an estimate and then to begin the work itself within a 24-hour period. The Company has access to three trucks that are fully stocked with everything needed to diagnose a problem and make the repair.

The revenues generated by complete home landscaping installation can be approximately $2,000 to $6,000 per job. A four-man crew consisting of 1 foreman and 3 workers can complete three to five installations a week depending on the difficulty and magnitude of the job. The cost to complete a home landscaping installation with parts and labor can amount to approximately $1,500 to $5,000.

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

One sprinkler repair technician can complete 3-5 repairs per day, averaging $100 a job. With a sales manager who can meet with potential clients and walk finished jobs to ensure customer satisfaction, and an office manager who will take all incoming calls assigning technicians to repairs while transferring the potential clients over to the sales manager, the behind the scenes labor costs can be extensive.

According to "News You Can Use," at http://www.igin.com/irrigation/ irnews.html) some manufacturers we polled are showing stunning increases of up to 40% for the first half of the year. A number of manufacturers have shown increases of 76% for the month of May, while one manufacturer claimed a 92% rise over last year."

Though these figures relate to the manufacturing of irrigation systems, it follows that if there are rapid increases in sprinkler sales, there would be a corresponding growth in opportunity for those professionals skilled in installing, maintaining and repairing them. And while there are indeed many manufacturers' associations that have been set up throughout the different regions of the United States, there is an almost total lack of businesses that seek to provide the kind of standardized, contractor name recognition in the field of irrigation services that are provided in other service-oriented industries. One Company who has established name recognition is the Southwest is Truly Nolen that operates in the pest control industry. Shiprock hopes to develop the same type of name recognition and reputation in the context of its own industry.

The first priority for Shiprock is to create new business in the Phoenix area that will serve as the model for the operations it hopes to set up in other areas. But as the Company's procedures and modus operandi are being developed, one eye is being kept clearly focused on creating replicable structures in all areas of its business so that once the time is right, Shiprock, Inc. will be prepared to move confidently into a larger field of operations.

(iii)  Status of Products and Services

The Company was incorporated in the State of Nevada on November 2, 1999 (file number: C28250-1999)

The Company's president and CEO, Tommy Gropp, has been doing sub-contracting work through the Flying Circus for the past ten years. In recent years he has been joined by his business associate, Michael Artis.

To date, the Company has taken the following initiatives and steps in order to further its operations and to implement its business plan:

a) The Company has developed a business plan and established administrative offices and an appropriate operating facility in Apache Junction AZ

b) On April 17, 2000, the Company initiated a 504 offering which successfully generated $29,000, that has now been made available to implement the next phases of the Company's business plan.

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


c) The Company has initiated plans to identify prospective customers for the landscaping of residential homes with special emphasis on the installation and repair of irrigation systems, both new and old.

d) On August 1, 2000, began taking sub-contracted sprinkler repair jobs within the limits allowed by Arizona regulatory practice. The Company has therefore begun to generate some income as it continues to build its customer base.

(iv)  Risk Factors

a) LIMITED OPERATING HISTORY MAKES POTENTIAL DIFFICULT TO ASSESS. The Company was incorporated in the State of Nevada on November 2, 1999 (file number: 28250-1999) As of the date of this document, the Company has developed a business plan, established administrative offices and an operating facility at Apache Junction, AZ, and begun the process of identifying prospective customers for the landscaping of residential homes in the Phoenix metropolitan area. Shiprock, as of August 2000, has begun to implement the repair segment of its business plan.

The Company has limited operating history and must be considered to be only a step away from the status of a developmental stage company. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will operate.

b) EVENTUAL NEED FOR ADDITIONAL CAPITAL. As of April, 2000, the Company initiated a 504 Offering and was able to generate enough working capital to implement plans for the first year of its operations. However, the Company will eventually need a good deal of additional capital in order to expand its operations. Especially when it begins to expand beyond the Phoenix area, the Company will need a large reserve of capital from which to draw in order to fund additional operations, get the required licenses, identify customer bases, and so on. This need for additional funds will be derived somewhat from internal revenues and earnings, but the vast majority will be received from future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

c) OPERATING LOSSES, NEGATIVE CASH FLOW FROM OPERATIONS LIKELY FOR FORESEEABLE FUTURE. There is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing through a Regulation D, 505 or 506 Offering to fully implement its entire business plan.

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


As stated above, the Company has begun some revenue generation in relation to its repair services. It is, however, important to note that the Company anticipates that it will incur losses and negative cash flow over the next twelve (12) to eighteen (18) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations.

d) STRONG COMPETITION COULD CUT INTO COMPANY'S MARKET. Competition for small landscaping companies is relatively limited due to the number of new homes and renovations being done in the metropolitan Phoenix area, and as stated above, the Company is in a relatively new position to capture this business from its competitors. There is no guarantee that Shiprock will be able to build on these accomplishments, or that the public will support Shiprock in the future. Other companies, with greater financial resources, could enter the Phoenix area, or current competitors could find ways to out perform Shiprock, at the Company's expense.

A common problem with most small landscaping companies is that they are not able to do the larger jobs due to lack of sufficient capital. It is possible that the Company could face this problem, especially if a well-financed competitor should enter the market or emerge from the current field.

Furthermore, the Company's desire to expand could expose it to competition both from large companies who share the desire to operate in a national arena and from the established companies in various regions and areas of the country who would be fighting for the same customers as those of Shiprock or its affiliates and associated entities.

e) COMPANY MAY FAIL TO CONVINCE ENOUGH CUSTOMERS TO USE ITS SERVICES. The Company's plans to establish a landscaping business with a primary emphasis on irrigation systems are obviously dependent on its ability to convince the homeowners of the Phoenix area that it is the best option to provide the service they need. Despite the good reputation and strong referral base of the Company's management and its strong belief that Shiprock will do very well, if it cannot establish itself as an effective business in its home market it will not be able to fulfill any of the more ambitious aspects of its business plan. There can be no assurances that this market acceptance will be forthcoming.

f) DEPENDENCE ON KEY PERSONNEL COULD LEAD TO PROBLEMS. The Company currently relies heavily upon the services and expertise of Tommy Gropp and Michael D. Artis. Should the Company be deprived of the services of either or both of these men for any reason during this period of initial and expansion, the results would be devastating to the Company and could lead to its dissolution.

g) POSSIBLE INABILITY TO FIND SUITABLE EMPLOYEES COULD LIMIT SHIPROCK'S PROSPECTS. In order to implement the aggressive business plan of the Company, management recognizes that additional staff will be required. The Company's two Officers are the only personnel at the outset. The Company will require the hiring of an office assistant and laborers.

No assurances can be given that the Company will be able to find suitable employees that can support the above needs of the Company or that these employees can be hired on terms favorable to the Company.

h) POSSIBLE REGULATORY OBSTACLES CREATED BY CHANGES IN WATER SUPPLY. In the Southwest United States there are major political storms as well as troubling environmental issues that relate to the issue of the water supply. The use of water from the area's major rivers are at the center of continuing disputes between the states of those regions. As a company primarily concerned with irrigation systems and the watering of client's lawns, shrubbery and gardens, Shiprock's fortunes are intimately bound up with all issues of public policy that have to do with these critical issues of water use. It is entirely possible that controversies and regulations that relate to these issues could have an adverse effect on the Company's business, both in Arizona and in the larger Southwest region that it intends to serve.

i) DROUGHT CONDITIONS COULD LEAD TO PROHIBITIONS ON WATERING. The State of Arizona and parts of the Southwest have been subjected to drought with some regularity in the past decades. It is well known that the first kind of water use that local and state governments curtail when faced with a short-age of that critical element is that relating to the watering of private lawns and gardens. In some jurisdictions, such usage is prohibited by severe fines. Should such a situation come into being in the future, the Company would stand to lose a substantial amount of revenues, and, if severe enough, could even cause the Company's business to fail.

j) CHANGING ENVIRONMENTAL ATTITUDES COULD CUT THE AVAILABLE MARKET. As the availability of water becomes a bigger issue and many people are in the process of changing their attitudes toward appropriate water use, advocates are emerging for so-called indigenous plant landscaping that relies on flora that grow naturally in the dry desert climate of the Southwest. Whatever might be said on either side of this issue, the fact remains that to the extent that consumers turn away from green grasses and plants, the Company's lawn-sprinkler systems will have a smaller available market.

k)  PLANS FOR EXPANSION MAY BE UNREALISTIC.  The management of Shiprock,
Inc. has confidence in its vision for the Company and believes that the time is ripe for a firm to develop and expand its irrigation business. However the fact that none exists to this point is indicative of the strong possibility that the difficulties and challenges in creating such a company are too great to be overcome. Other Companies, pursing this market have had such a vision and have been unsuccessful in their attempts to realize it. Customers often gravitate to local firms; the realities of the business in the Northeast, for example, where winterizing systems with a compressed air blowout to prevent the destruction of pipes by freezing residual water are far different from those in the desert-like conditions near the Company's home base and obviously any national company needs to find its ways to deal with these differences. Potential investors should carefully consider the possibility that the Company's plans to expand may not be realistic and could ultimately prove to be unworkable.

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


l)  GOVERNMENT REGULATION COULD UNDERMINE THE COMPANY'S PROFITABILITY.
Though the Company plans on obtaining all required federal and state permits, licenses, and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies. Especially in relation to the Irrigation industry, there are many different kinds of regulatory bodies and diverse problems that arise in different geographical and climactic regions that can affect in all manner of ways Shiprock's ambitious expansion plans. One small example: two confusing laws relating lawn sprinkler systems to the plumbing industry in Illinois resulted in a Supreme Court case in that state in which a lawsuit was brought against a landscaping concern for installing an irrigation system without a plumber's license. Multiplied by multiple states' worth of regulations, this kind of incidence could place enormous obstacles in the way of the Company's expansion plans.

m) LACK OF CASH DIVIDENDS. The Company has not paid any cash dividends on the Common Shares to date, and there can be no guarantee that the Company will be able to pay a cash dividends on the Common Shares in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors that are not determined. (See "CAPITALIZATION")

n) POSSIBLE LIABILITY FOR SERVICE PROVIDED. There is no guarantee that the level of coverage secured by the Company will be adequate to protect the Company from risks associated with claims that exceed the level of coverage maintained. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for service liability.

o)  SHARES SUBJECT TO RULE 144.  On April 14, 2000, the Company had
1,000,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than three years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future. (See "PRINCIPAL STOCKHOLDERS")


\

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p)  POTENTIAL FLUCTUATION IN OPERATING RESULTS; QUARTERLY FLUCTUATIONS

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.


q)  RISKS ASSOCIATED WITH NEW CAMPAIGNS AND ATTEMPTS TO EXPAND

There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance.
Furthermore, any concerted but unsuccessful attempts by the Company to find new pay telephone sites or to expand its base beyond Houston could damage the Company's reputation and diminish the value of its name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, that could strain the Company's management, financial and operational resources.
The lack of market acceptance of the Company's services could result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.


r)  RISKS ASSOCIATED WITH ACQUISITIONS

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic and would help it to expand its pay telephone sites or the regions within which it operates.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized.




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


Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(v)  Customers

The Company intends to serve homeowners both new and established by the installation, maintenance and repair of irrigation systems both new and previously installed. Initially the Company will operate in Arizona in the greater Phoenix area but intends to expand its field of operations to regional and then national markets with the creation of a network of connected businesses. The focus, however, will remain on the servicing of the home market.

(vi) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company regards substantial elements of its future and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future Employees and any future consultants and in connection with its license agreements with third parties and generally seeks to control access to its irrigation business and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in irrigation businesses may be uncertain, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. This can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition.

(vii)  Effect of Existing or Probable Government Regulations and
Environmental Laws

The Company is fully bonded and licensed and careful in its adherence to all regulations. Beyond these, however, the irrigation industry is subject to many different kinds of regulatory authority, not only in Arizona but in the country as a whole; and these regulations differ in relation to climate, local water supplies, and numerous other factors that vary from state to state or even municipality to municipality. Shiprock plans to stay abreast of all federal, state, regional and local regulations that are relevant to its business and maintain careful compliance with them wherever necessary.

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

(viii)  Employees

The Company currently has two (2) employees, one (1) President and Chief Executive Officer, and one (1) Secretary and currently sub-contracts its manual laborer requirements. In order to further implement its business plan, management recognizes that additional staff will be required. This would include an office assistant, foreman, sprinkler techs and laborers as required to complete the work.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A.  Management's Plan of Operation

Shiprock, Inc., a developmental stage company, was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on November 2, 1999. The original articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock at par value of $0.001. On November 2, 1999, the Company issued one million (1,000,000) shares of its $0.001 par value Common Stock for cash of $1,000, held by two (2) shareholders of record.

On August 25, 2000, the Company initiated a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, which resulted in the sale of an additional 580,000 shares of its $0.001 par value common stock. As of June 30, 2001, therefore, the number of common shares issued and outstanding is one million, five-hundred and eighty thousand (1,580,000).

Shiprock, Inc. is developmental stage company, which plans to provide installation of landscaping for new homes in the metropolitan area of Phoenix, Arizona with a primary emphasis on irrigation systems. This includes renovation, sprinkler installation and repair on later model homes.

The Company could be required to secure additional financing to fully implement its entire business plan. There are no guarantees that such financing will be available to the Company, or if available, will be on terms and conditions satisfactory to management.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

There remains no guarantees that other companies might not be working on similar plans and that some of these may have better funding or more workable business plans. These could curtail the Company's earning potential or even force it out of business entirely.

As of August, 2000, the Company has begun to generate revenues by initiating the sprinkler repair segment of its business. However, until the company can build a customer base, the Company does not expect to generate enough profits to be fully profitable for at least the next twelve (12) to eighteen (18) months.

(ii) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(iii) The Company does not expect to purchase or sell any of its facilities or equipment.

B.  Segment Data

Shiprock has only one business segment, therefore, no table showing percentage breakdown of revenue by business segment or product line is included.


Item 3.  Description of Property

A.  Description of Property

The Company's corporate headquarters are located at: 1370 N. Monterey Dr., Apache Junction, AZ 85220. Telephone number: (480) 288-4220. The space is provide to Shiprock by one of its directors at no cost to the business.

B.  Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 4.  Security Ownership of Management and Certain Security Holders

A. The following table sets forth information concerning stock ownership of (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock of the Company. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                            Amount
Title    Name and Address                   of shares              Percent
of       of Beneficial                      held by    Date        of
Class    Owner of Shares    Position        Owner      Acquired    Class
----------------------------------------------------------------------------

Common   Tommy Gropp        Pres./CEO       500,000    11/02/99    32.00%
Common   Michael Artis      Corp. Sec'y     500,000    11/02/99    32.00%
----------------------------------------------------------------------------


(1) c/o Shiprock, Inc., 1370 N. Monterey Dr., Apache Junction, AZ 85220

B.  Persons Sharing Ownership of Control of Shares

    Tommy Gropp and Michael D. Artis own and share the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

    The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

    There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of the Issuer

    Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.  Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                  Age                Position                 Appointed
------------          ---      ------------------------------     ---------
Tommy Gropp           42       Chairman of the Board              11/02/99
                               President, CEO, CFO
Michael Artis         27       Director, Corporate Secretary      11/02/99


B.  Family relationships

Mr. Gropp is married to the mother of Mr. Artis. Mr. Artis is the step-son of Mr. Gropp.

C.  Work Experience

Tommy Gropp, Director, President and CEO/CFO
--------------------------------------------

Tommy Gropp, for the past year has been working as a partner of the Flying Circus LLC, a landscaping company doing business in the Phoenix metro area as a subcontractor. For the last 10 years, he has been a subcontractor in the landscaping field working for licensed contractors. Controlling all aspects in jobs to include yard maintenance, sprinkler repair and full landscaping installation. During these years he has acquired a vast knowledge of the landscaping business. He currently holds a Certificate of Completion in Management from Mesa Community College, class of 1992.B.S. in Performing
Music, MacMurray College, class of 1978.   He plans to devote 15-20 hours
per week to the operations of Shiprock.

Michael Artis, Director and Corporate Secretary
-----------------------------------------------

Michael Artis, for the past year has been working as a partner in the Flying Circus LLC, a landscaping company in the Phoenix metro area as a subcontractor. He has spent the last 7 years in the US Navy responsible for the training and maintenance of shipboard fire-fighting equipment. For the last 2 years, he was stationed at the Phoenix Naval Reserve Center as the Facilities Manager in charge of all contracts and building maintenance. He plans to devote
15-20 hours per week to the operations of Shiprock.

D.   Involvement on Certain Material Legal Proceedings During the Last Five
     Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

(i)  Remuneration of Directors and Executive Officers


Compensation of Executive Officer

Name              Title           Salary         Bonus    Common Stock
----------------------------------------------------------------------
Tommy J. Gropp    President/CEO   None            None     None
Michael Artis     Sec/Director    None            None     None

All Executive Officers as a Group (2 persons)


The Company currently does not have employment agreements with its executive officers. The executive officers will not draw any salary from the Company, and the Company - in order to prudently manage its limited financial resources - does not plan on compensating its executive officers for their present services rendered to the Company for the foreseeable future while Shiprock is in its early stages. Both Mr. Gropp and Mr. Artis are currently involved in the hands-on management of their related landscaping business, Flying Circus, from which each derives their income

(ii)  Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from November 2, 1999 to June 30, 2001 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.

Item 7.  Interest of Management and Others in Certain Transactions

By Board Resolution, the Company hired the professional services of G. Brad Beckstead, Certified Public Accountant, to perform audited financials for the Company. Mr. Beckstead owns no stock in the Company. The company has no formal contracts its CPA, who is paid on a fee-for-service basis.

Because of the Company's development stage nature and its relatively recent inception, November 2, 1999, the Company has no relationships or transactions to disclose.

                                 Part II

Item 1.  Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.  Market for Common Equity and Related Stockholder Matters

A.  Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future. In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C.  Holders

As of June 30, 2001, the Company has approximately 66 stockholders of record.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Holladay Stock Transfer, 2939 North 67th Place, Scottsdale, Arizona,
Phone:  480-481-3940.

Item 3.  Recent Sales of Unregistered Securities

On November 2, 1999, the Company issued one million (1,000,000) shares of its $0.001 par value Common Stock for cash of $1,000, held by two (2) shareholders of record.

On August 25, 2000, Shiprock was issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state (See Exhibit 99 "Notice of Effectiveness"). The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On September 30, 2000, Shiprock completed a public offering of shares of our common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby Shiprock sold 580,000 shares of Common Stock to approximately 64 unaffiliated shareholders of record, none of whom were or are officers, directors or affiliates of the Company. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. As of June 30, 2001, therefore, the number of common shares issued and outstanding is one million, five-hundred and eighty thousand (1,580,000).

In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the August-September, 2000 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the August-September, 2000 offering:

a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

2.  an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

At the time of the August-September, 2000 offering, Shiprock was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, the Company is not now, nor at the time of the August-September, 2000 offering, considered to be an investment company. Finally, since its inception, the Company has pursued a pursued a specific business plan of providing irrigation landscaping services to commercial and residential customers in the Phoenix, Arizona area.

b. Conditions to be met.

1. General Conditions. To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a),
(c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;

ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or

iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a). Shiprock was issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in Nevada.

2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

Item 4.  Description of Securities

A.  Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.  Redemption rights - no such rights exist for shares of common stock.

vii.  Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)  Potential Liabilities of Common Stockholders to State and Local
     Authorities

No material potential liabilities are anticipated to be imposed on stock-holders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.  Preferred Stock

The authorized preferred stock of the corporation consists of 5,000,000 shares with a par value of $0.001 per share.

The Company has not issued any preferred stock to date, nor have they developed the descriptive attributes of these preferred shares. The Company can issue shares of preferred stock in series with such preferences and designations as its board of directors may determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, and conversion rights. This could dilute the voting strength of the holders of common stock and may help the Shiprock's management impede a takeover or attempted change in control.

C.  Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D.  Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

E.  Nevada Anti-Takeover Provisions

The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Shiprock. Section 78.438 of the Nevada law prohibits the Company from merging with or selling Shiprock or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Shiprock shares, unless the transaction is approved by Shiprock's Board of Directors. The provisions also prohibit the Company from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Shiprock.

Item 5.  Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article XI of the Articles of Incorporation states: "The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee of agent of the corporation. This indemnification shall be mandatory on all circumstances in which indemnification is permitted by law." Article XII of the Articles of Incorporation states: "The corporation shall indemnify its directors and officers of the corporation from personal liability for lawful acts of the corporation as permitted by law."

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a) Three separate Audited Financial Statements for the periods:

   i) Balance Sheets of Shiprock, Inc. (the "Company") (A Development Stage Company), as of December 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period November 2, 1999 (Date of Inception) to December 31, 1999.

   ii) Balance Sheets of Shiprock, Inc. (the "Company") (A Development Stage Company), as of December 31, 2000 and 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period November 2, 1999 (Date of Inception) to December 31, 2000.

   iii) Balance Sheets of Shiprock, Inc. (the "Company") (A Development Stage Company), as of June 30, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period November 2, 1999 (Date of Inception) to June 30, 2001.

b)    Interim Financial Statements are provided through June 30, 2001.

c) Financial Statements of businesses acquired or to be acquired are not provided at this time, as they are not applicable.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not applicable.

G. BRAD BECKSTEAD
CERTIFIED PUBLIC ACCOUNTANT
                                                            330 E. Warm Springs
                                                            Las Vegas, NV 89119
                                                                   702.528.1984
                                                            425.928.2877 (efax)
                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------

July 17, 2001

Board of Directors
Shiprock, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Shiprock, Inc. (the "Company") (A Development Stage Company), as of December 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period November 2, 1999 (Date of Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shiprock, Inc. (A Development Stage Company) as of December 31, 1999, and the results of its operations and cash flows for the years then ended, and for the period November 2, 1999 (Date of Inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead
----------------------
G. Brad Beckstead, CPA

                             SHIPROCK, INC.
                      (a Development Stage Company)
                              BALANCE SHEET


BALANCE SHEET

                                               December 31,
                                                 1999
                                               ------------
ASSETS
Current assets:
   Cash                                       $           -
                                              --------------
    Total current assets                                  -
                                              -------------
                                              $           -
                                              =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:                          $           -
                                              -------------
Stockholders' equity:
   Common stock, $0.001 par value,
     20,000,000 shares authorized,
     1,000,000 shares issued
     and outstanding                                  1,000
   Preferred stock, $0.001 par value,
     5,000,000 shares authorized,
     no shares issued or outstanding                      -
   Additional paid-in capital                             -
   Subscriptions receivable                         (1,000)
   Deficit accumulated during development stage           -
                                              -------------
                                                          -
                                              -------------
                                              $           -
                                              =============







The accompanying notes are an integral part of these financial statements.

                               SHIPROCK, INC.
                      (a Development Stage Company)
                          STATEMENT OF OPERATIONS


STATEMENT OF OPERATIONS

                                            November 2, 1999
                                             (Inception) to
                                               December 31,
                                                   1999
                                            -----------------
Revenue                                                   -
                                              -------------

Expenses:
   General administrative expenses                        -
                                              -------------
     Total expenses                                       -
                                              -------------
Net loss                                                  -
                                              =============
Weighted average number of
   common shares outstanding                      1,000,000
                                              =============
Net loss per share                                        -
                                              =============


















The accompanying notes are an integral part of these financial statements.

                                   SHIPROCK, INC.
                          (a Development Stage Company)
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          Deficit
                                                        Accumulated
                     Common Stock                         During    Total
                     ------------             Additional  Develop-  Stock-
                                Subscriptions  Paid-in    ment     holders'
                    Shares   Amt  Receivable   Capital    Stage    Equity
                    ------  ----- ----------   -------    -------  -------
November, 1999
  Founder shares
  issued for
  subscription
  receivable         1,000,000 $1,000  $(1,000)   $     -  $     -    $     -

Net loss
  Nov 2, 1999
  (inception)
  to Dec 31, 1999                                                 -         -
                   ----------------------------------------------------------
Balance
12/31/99            1,000,000  $1,000  $(1,000)   $     -   $     -   $     -
                   ==========================================================
















The accompanying notes are an integral part of these financial statements.

                               SHIPROCK, INC.
                       (a Development Stage Company)
                          STATEMENT OF CASH FLOWS



                                              November 2, 1999
                                              (Inception) to
                                               December 31,
                                                  1999
                                              ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                      $           -
                                              -------------
Net cash used by operating activities                     -
                                              -------------

CASH FLOWS FROM INVESTING ACTIVITIES
                                              -------------
Net cash used by investing activities                     -
                                              -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuances of common stock                          1,000
   Increase in subscriptions receivable              (1,000)
                                              -------------
Net cash provided by financing activities                 -
                                              -------------
Net increase in cash                                      -
Cash - beginning                                          -
                                              -------------
Cash - ending                                 $           -
                                              =============
Supplemental disclosures:
   Interest paid                              $           -
                                              =============
   Income taxes paid                          $           -
                                              =============
Non-cash transactions:
   Stock issued for services provided         $           -
                                              =============
   Number of shares issued for services                   -
                                              =============



The accompanying notes are an integral part of these financial statements.

                                SHIPROCK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                    FOOTNOTES

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized November 2, 1999 (Date of Inception) under the laws of the State of Nevada, as Shiprock, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting method
  The Company reports income and expenses on the accrual method.

Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
  The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 1999.

Reporting on the costs of start-up activities
  Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of December 31, 1999, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
  The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

                                SHIPROCK, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                   FOOTNOTES

Year end
  The Company has adopted December 31 as its fiscal year end.

NOTE 3 - INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended December 31, 1999 due to net losses.

NOTE 4 - STOCKHOLDER'S EQUITY

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value common stock.

On November 3, 1999, the Company issued 1,000,000 shares of its $0.001 par value common stock for cash of $1,000.

There have been no other issuances of common stock.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company intends to raise funds via future securities offering. If the securities offerings do not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 7 - SUBSEQUENT EVENTS

On September 29, 2000, the Company issued 580,000 shares of its $0.001 par value common stock for cash of $29,000, pursuant to Regulation D, Rule 504.

G. BRAD BECKSTEAD
CERTIFIED PUBLIC ACCOUNTANT
                                                            330 E. Warm Springs
                                                            Las Vegas, NV 89119
                                                                   702.528.1984
                                                            425.928.2877 (efax)

                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------

July 17, 2001

Board of Directors
Shiprock, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Shiprock, Inc. (the "Company") (A Development Stage Company), as of December 31, 2000 and 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period November 2, 1999 (Date of Inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shiprock, Inc. (A Development Stage Company) as of December 31, 2000 and 1999, and the results of its operations and cash flows for the years then ended, and for the period November 2, 1999 (Date of Inception) to December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead
-----------------------
G. Brad Beckstead, CPA

                               Shiprock, Inc.
                      (a Development Stage Company)
                              Balance Sheet

BALANCE SHEET
                                    December 31,    December 31,
                                        2000            1999
                                    ------------    ------------
Assets

Current assets:
      Cash                          $     1,469      $       -
      Inventory                           1,872              -
                                    -----------      ---------
            Total current assets          3,341              -
                                    -----------      ---------
Fixed assets, net                         8,744              -
                                    -----------      ---------
                                    $    12,085      $       -
                                    ===========      =========

Liabilities and Stockholders' Equity

Current liabilities:                $         -      $       -
                                    -----------      ---------
Stockholders' equity:
   Common stock, $0.001 par
     value, 20,000,000 shares
     authorized, 1,580,000 and
     1,000,000 shares issued
     and outstanding as of
     12/31/00 and 12/31/99,
     respectively                         1,580          1,000
   Preferred stock, $0.001 par
     value, 5,000,000 shares
     authorized, no shares
     issued or outstanding                    -              -
   Additional paid-in capital            28,420              -
   Subscriptions receivable                   -         (1,000)
   Deficit accumulated during
     development stage                  (17,915)             -
                                    -----------      ---------
                                         12,085              -
                                    -----------      ---------
                                    $    12,085      $       -
                                    ===========      =========

The accompanying notes are an integral part of these financial statements.

                               Shiprock, Inc.
                      (a Development Stage Company)
                           Statement of Operations


STATEMENT OF OPERATIONS


                                            November 2, 1999  November 2, 1999
                               Year ended      (inception)      (inception)
                               December 31,    December 31,     December 31,
                                  2000            1999             2000
                               ------------ ----------------  ----------------
Revenue                          $    3,500      $       -        $    3,500
Cost of goods sold                    2,471              -             2,471
                                 ----------      ---------        ----------
Gross profit                          1,029              -             1,029
                                 ----------      ---------        ----------
Expenses:
   General administrative expenses   18,503              -            18,503
   Depreciation                         441              -               441
                                 ----------      ---------        ----------
     Total expenses                  18,944              -            18,944
                                 ----------      ---------        ----------
Net loss                         $  (17,915)     $       -        $  (17,915)
                                 ===========     =========        ===========
Weighted average number of
   common shares outstanding      1,148,962      1,000,000          1,128,585
                                 ===========     =========        ===========
Net loss per share               $    (0.02)     $       -        $     (0.02)
                                 ===========     =========        ===========















The accompanying notes are an integral part of these financial statements.

                               Shiprock, Inc.
                      (a Development Stage Company)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          Deficit
                                                        Accumulated
                     Common Stock                         During    Total
                     ------------             Additional  Develop-  Stock-
                                Subscriptions  Paid-in    ment     holders'
                    Shares   Amt  Receivable   Capital    Stage    Equity
                    ------  ----- ----------   -------    -------  -------
November, 1999
  Founder shares
  issued for
  subscription
  receivable         1,000,000 $1,000  $(1,000)   $     -  $     -    $     -

Net loss
  Nov 2, 1999
  (inception)
  to Dec 31, 1999                                                 -         -
                   ----------------------------------------------------------
Balance
12/31/99            1,000,000  $1,000  $(1,000)   $     -   $     -   $     -

March 2000
  Cash received
  For subscription
  Receivable                             1,000                          1,000

September 2000
  Rule 504 offering
  issued for cash     580,000     580        -      28,420             29,000

Net loss
  Jan 1, 2000
  to Dec 31, 2000                                          (17,915)  (17,915)
                    ---------------------------------------------------------
Balance,
  Dec 31, 2000       1,580,000  $1,580  $     -   $28,420 $(17,915) $ 12,085
                    =========================================================



The accompanying notes are an integral part of these financial statements.

                                    Shiprock, Inc.
                          (a Development Stage Company)
                              Statement of Cash Flows

STATEMENT OF CASH FLOWS
                                            November 2, 1999  November 2, 1999
                               Year ended      (inception)      (inception)
                               December 31,    December 31,     December 31,
                                  2000            1999             2000
                               ------------ ----------------  ----------------
Cash flows from operating activities
Net loss                         $  (17,915)     $       -        $  (17,915)
Adjustments to reconcile
   net loss to net cash used by
   operating activities
Increase/(decrease) in depreciation     441              -               441
Decrease/(increase) in inventory     (1,872)             -            (1,872)
                                 ----------      ---------        ----------
Net cash used by
   operating activities             (19,346)             -           (19,346)
                                 ----------      ---------        ----------

Cash flows from investing activities
   Purchase of fixed assets          (9,185)             -            (9,185)
                                 ----------      ---------        ----------
Net cash used by
   investing activities              (9,185)             -            (9,185)
                                 ----------      ---------        ----------

Cash flows from financing activities
   Issuances of common stock         29,000          1,000            30,000
   Decrease/(increase)
     in subscriptions receivable      1,000         (1,000)                -
   Advances from shareholders             -              -                 -
                                 ----------      ---------        ----------
Net cash provided by
   financing activities              30,000              -            30,000
                                 ----------      ---------        ----------
Net increase in cash                  1,469              -             1,469
Cash - beginning                          -              -                 -
                                 ----------      ---------        ----------
Cash - ending                    $    1,469      $       -        $    1,469
                                 ==========      =========        ==========
Supplemental disclosures:
   Interest paid                 $        -      $       -        $        -
                                 ==========      =========        ==========
   Income taxes paid             $        -      $       -        $        -
                                 ==========      =========        ==========

The accompanying notes are an integral part of these financial statements.

                                SHIPROCK, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                   FOOTNOTES


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized November 2, 1999 (Date of Inception) under the laws of the State of Nevada, as Shiprock, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting method
  The Company reports income and expenses on the accrual method.

Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
  The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 2000.

Reporting on the costs of start-up activities
  Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Equipment
The cost of equipment is depreciated over the following estimated useful life of the equipment utilizing the straight-line method of depreciation:

                        Truck              5 years
                        Tools & Machinery  5 years

                                SHIPROCK, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                   FOOTNOTES

Loss per share
  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of December 31, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
  The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Year end
  The Company has adopted December 31 as its fiscal year end.

NOTE 3 - FIXED ASSETS

The Company purchased a vehicle in the amount of $7,675 and recorded depreciation expense in the amount of $441 during the year ended December 31, 2000.

NOTE 4 - INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended December 31, 2000 due to net losses.

NOTE 5 - STOCKHOLDER'S EQUITY

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value common stock.

On November 3, 1999, the Company issued 1,000,000 shares of its $0.001 par value common stock for cash of $1,000.

There have been no other issuances of common stock.

                                SHIPROCK, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                   FOOTNOTES



NOTE 6 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company intends to raise funds via future securities offering. If the securities offerings do not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 8 - SUBSEQUENT EVENTS

On September 29, 2000, the Company issued 580,000 shares of its $0.001 par value common stock for cash of $29,000, pursuant to Regulation D, Rule 504.

G. BRAD BECKSTEAD
---------------------------
Certified Public Accountant
                                                  330 E. Warm Springs
                                                 Las Vegas, NV  89119
                                                         702.528.1984
                                                  425.928.2877 (efax)

                        INDEPENDENT AUDITOR'S REPORT
                        ----------------------------
July 17, 2001

Board of Directors
Shiprock, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Shiprock, Inc. (the "Company")
(A Development Stage Company), as of June 30, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period November 2, 1999 (Date of Inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shiprock, Inc. (A Development Stage Company) as of June 30, 2001 and December 31, 2000, and the results of its operations and cash flows for the years then ended, and for the period November 2, 1999 (Date of Inception) to June 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ G. Brad Beckstead
----------------------
G. Brad Beckstead, CPA

                                 Shiprock, Inc.
                          (a Development Stage Company)
                                 Balance Sheet

BALANCE SHEET
                                      (unaudited)
                                        June 30,       December 31,
                                         2001            2000
                                       -------         --------
ASSETS
Current Assets:
Cash                                   $   1,460       $  1,469
Inventory                                      -          1,872
                                       ---------       --------
Total Current                              1,460          3,341
                                       ---------       --------

Fixed assets, net                          7,863          8,744
Total Assets                           $   9,323       $ 12,085
                                       =========       ========

Liabilities and Stockholders' Equity

Current liabilities                    $       -       $      -
                                       ---------       --------

Stockholders' Equity:

Common stock, $0.001 par value,
    20,000,000 shares authorized;
    2,200,750 shares issued and
    outstanding as of 6/30/01
    and 12/31/00 respectively              1,580         1,580

Preferred stock, $0.001 par value,
    5,000,000 shares authorized, no
    shares issued and outstanding              -             -

Additional paid-in capital                28,420        28,420

Deficit accumulated during
development stage                        (20,677)      (17,915)
                                        --------      --------
Total Stockholders' Equity                 9,323        12,085
                                        --------      --------
Total Liabilities and
    Stockholders' Equity                $  9,323      $ 12,085
                                        ========      ========

The accompanying Notes are an integral part of these financial statements.

                               Shiprock, Inc.
                        (a Development Stage Company)
                            Statement of Operations



STATEMENT OF OPERATIONS

                       Three Months Ending  Six Months Ending    July 1, 1999
                       -------------------  -----------------   (Inception) to
                        June 30,  June 30,  June 30, June 30,      June 30,
                          2001      2000      2001     2000         2001
                       ----------  -------  -------- --------  --------------

Revenue                 $  1,375   $      -  $  3,077  $      -   $  6,577
Cost of goods sold         1,067                1,872                4,343
                        --------   --------  --------  --------   --------
Gross profit                 308          -     1,205         -      2,234
                        --------   --------  --------  --------   --------
Expenses:
  General and
  administrative
  expenses                 2,990        506     3,086       520     21,589
  Depreciation               441          -       881         -      1,322
                        --------   --------  --------  --------   --------
    Total expenses         3,431        506     3,967       520     22,911
                        --------   --------  --------  --------   --------
Net (loss)              $ (3,123)  $   (506) $ (2,762) $   (520)  $(20,677)
                        ========   ========  ========  ========   ========
Weighted average
number of
common shares
outstanding            1,580,000  1,000,000  1,580,000  1,000,000  1,263,113
                       =========  =========  =========  =========  =========

Net loss per share     $  (0.00)  $  (0.00)  $  (0.00)  $  (0.00)  $  (0.02)
                       =========  =========  =========  =========  =========










The accompanying Notes are an integral part of these financial statements.

                                Shiprock, Inc.
                           (a Development Stage Company)
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                          Deficit
                                                        Accumulated
                     Common Stock                         During    Total
                     ------------             Additional  Develop-  Stock-
                                Subscriptions  Paid-in    ment     holders'
                    Shares   Amt  Receivable   Capital    Stage    Equity

November, 1999
  Founder shares
  issued for
  subscription
  receivable         1,000,000 $1,000  $(1,000)   $     -  $     -    $     -

Net loss
  Nov 2, 1999
  (inception)
  to Dec 31, 1999                                                 -         -
                   ----------------------------------------------------------
Balance
12/31/99            1,000,000  $1,000  $(1,000)   $     -   $     -   $     -

March 2000
  Cash received
  For subscription
  Receivable                             1,000                          1,000

September 2000
  Rule 504 offering
  issued for cash     580,000     580        -      28,420             29,000

Net loss
  Jan 1, 2000
  to Dec 31, 2000                                          (17,915)  (17,915)
                    ---------------------------------------------------------
Balance,
  Dec 31, 2000       1,580,000  $1,580  $     -   $28,420 $(17,915) $ 12,085

Net loss
Jan 1, 2001 to
Dec 31, 2001                                                (2,762)   (2,762)
                    ---------------------------------------------------------
Balance,
6/30/01             1,580,000  $1,580   $     -   $28,420 $(20,677)  $  9,323
                 ============================================================

                                 Shiprock Inc.
                          (a Development Stage Company)
                             Statement of Cash Flows

STATEMENT OF CASH FLOWS
                                         Six Months Ending      July 1, 1999
                                         -----------------     (Inception to)
                                         June 30,  June 30,      June 30,
                                           2001      2000          2001
                                         --------- --------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)                               $  (2,762)  $   (520)   $ (20,677)
Adjustments to reconcile net loss
to net cash used by operating activities:
  Increase/(decrease) in depreciation          881          -        1,322
  Decrease/(increase) in inventory           1,872          -            -
                                           --------   --------    ---------
Net cash used by operating activities           (9)      (520)     (19,355)
                                         ---------    ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets                         -            -     (9,185)
                                         ---------    ---------   ---------
Net cash provided (used)
by investing activities                          -            -     (9,185)
                                         ---------    ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                         -            -     30,000
Decrease/(increase) in subscriptions
   receivable                                    -        1,000          -
                                         ---------    ---------   --------
Net cash provided by
financing activities                             -        1,000     30,000
                                         ---------    ---------   --------
Net (decrease) increase in cash                 (9)         480      1,460
Cash - beginning                             1,469            -          -
                                         ---------    ---------   --------
Cash - ending                            $   1,460    $     480   $  1,460
                                         =========    =========   ========
Supplemental disclosures:
Interest paid                            $      -     $       -   $      -
                                         =========    =========   ========
Income taxes paid                        $      -     $       -   $      -
                                         =========    =========   ========
Non-cash transactions:
  Stock issued for services provided       $     -      $    -    $       -
                                           =======      =======   =========
  Number of shares issued for services           -           -            -
                                           =======      =======   =========

The accompanying Notes are an integral part of these financial statements.

                               Shiprock, Inc.
                      (a Development Stage Company)
                                   Notes



Note 1 - History and organization of the company

The Company was organized November 2, 1999 (Date of Inception) under the laws of the State of Nevada, as Shiprock, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Accounting method
-----------------

The Company reports income and expenses on the accrual method.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
-------------------------

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of June 30, 2001.

Reporting on the costs of start-up activities
---------------------------------------------

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

                               Shiprock, Inc.
                      (a Development Stage Company)
                                   Notes


Equipment
---------

The cost of equipment is depreciated over the following estimated useful life of the equipment utilizing the straight-line method of depreciation:

                        Truck              5 years
                        Tools & Machinery  5 years

Loss per share
--------------

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2001, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
---------

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Year end
--------

The Company has adopted December 31 as its fiscal year end.

Note 3 - Fixed Assets

The Company purchased a vehicle in the amount of $7,675 and recorded depreciation expense in the amount of $441 during the year ended June 30, 2001.

Note 4 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended June 30, 2001 due to net losses.

                               Shiprock, Inc.
                      (a Development Stage Company)
                                   Notes


Note 5 - Stockholder's equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value common stock.

On November 3, 1999, the Company issued 1,000,000 shares of its $0.001 par value common stock for cash of $1,000.

There have been no other issuances of common stock.

Note 6 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company intends to raise funds via future securities offering. If the securities offerings do not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 8 - Subsequent events

On September 29, 2000, the Company issued 580,000 shares of its $0.001 par value common stock for cash of $29,000, pursuant to Regulation D, Rule 504.

                                   Part III

EXHIBIT INDEX

The following exhibits are filed as part of this Registration statement with the Securities and Exchange Commission, following Item 601 of Regulation S-B. All exhibits refer to Shiprock, Inc., unless otherwise indicated.

-------------------------------------------------------------------------
       EXHIBITS
    SEC REFERENCE     TITLE OF DOCUMENT                   LOCATION
        NUMBER
-------------------------------------------------------------------------
         3(a)         Articles of Incorporation*          Previously
                      (Filed on November 2, 1999)         filed
-------------------------------------------------------------------------
         3(b)         Bylaws*                             Previously
                      (Adopted November 5, 1999)          filed
-------------------------------------------------------------------------
        23.1          Consent of G. Brad Beckstead, CPA*  Previously
                                                          filed
-------------------------------------------------------------------------
        23.2          Consent of G. Brad Beckstead, CPA   Filed
                                                          this filing
-------------------------------------------------------------------------
        99            Notice of Effectiveness issued by   Previously
                      Nevada Secretary of State*          filed
-------------------------------------------------------------------------
* Previously filed as an exhibit to the Company's Form 10SB12G filed on July 26, 2001.

                                    SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Shiprock, Inc.
                                      --------------------
                                         (Registrant)

Dated:  February 6, 2002

By:  /s/ Tommy Gropp
---------------------------
Tommy Gropp,
Chairman of the Board
President
Chief Executive Officer
Chief Financial Officer


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Shiprock, Inc.
                                      --------------------
                                         (Registrant)

Dated:  February 6, 2002

By:  /s/ Michael Artis
--------------------------------
Director and Corporate Secretary